 Integra Resources Corp.

Management's Discussion and Analysis

For the Three and Nine-Month Periods Ended

September 30, 2019 and 2018

Expressed in Canadian Dollars

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2019 and 2018

This portion of this quarterly report provides Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations, to enable a reader to assess material changes in financial condition and results of operations as at, and for the three and nine-month period ended September 30, 2019, in comparison to the corresponding prior-year periods. The MD&A is intended to help the reader understand Integra Resources Corp. ("Integra", "we", "our" or the "Company"), our operations, financial performance and present and future business environment.

This MD&A has been prepared by management as at November 29, 2019 and should be read in conjunction with the unaudited (reviewed by the Company's auditors) interim condensed consolidated financial statements of Integra for the three and nine-month periods ended September 30, 2019 and 2018 and the Company's audited consolidated financial statements for the years ended December 31, 2018 and 2017 prepared in accordance with International Financial Reporting Standards ("IFRS"). Further information on the Company can be found on SEDAR at www.sedar.com and the Company's website, www.integraresources.com.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

CORPORATE SUMMARY

Integra Resources Corp. is a mineral resources company engaged in the acquisition, exploration and development of mineral properties in the Americas. The primary focus of the Company is advancement of its DeLamar gold and silver project ("DeLamar Project"), consisting of the neighbouring DeLamar Deposit and Florida Mountain Deposit in the heart of the historic Owyhee County mining district in south western Idaho. The management team comprises the former executive team from Integra Gold Corp. The Company announced in September 2019 a positive Preliminary Economic Assessment and expect completing a Pre-Feasibility Study in the upcoming years.

As at November 29, 2019, the directors and officers of the Company were:

George Salamis President, Director and CEO

Stephen de Jong Chairman and Director

Andrée St-Germain CFO and Corporate Secretary

Max Baker Vice President Exploration

Timothy Arnold Chief Operating Officer

David Awram Director

Timo Juristo Director

                  Anna Ladd-Kruger     Director

     C.L. "Butch" Otter Director

The Company's head office is located at 1050 - 400 Burrard Street, Vancouver, BC V6C 3A6.

The Company trades on the TSX Venture, under the trading symbol "ITR" and trades in the United States on the OTCQX under the stock symbol "IRRZF".

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2019 and 2018

The following diagram illustrates the intercorporate relationships among Integra and its subsidiaries, as well as the jurisdiction of incorporation of each entity.

Q1 to Q3 2019 IN REVIEW

Appointment

The Company appointed Mr. Timothy D. Arnold as Vice President of Project Development, in January 2019. Mr. Arnold, a Reno-based, Professional Mining Engineer, comes to Integra with over 30 years of experience in mine project development, mine permitting and mine operational management on various projects in the western USA. Mr. Arnold was subsequently appointed Chief Operating Officer in November 2019.

The former Idaho Governor C.L. "Butch" Otter joined the Company's Board of Directors in September 2019. Gov. Otter is a businessman who served as the 32nd Governor of Idaho from 2007 to 2019. Otter served as Lieutenant Governor from 1987 to 2001 and in the United States Congress from 2001 to 2007. Before devoting his career full-time to serving the people of Idaho in public office, Gov. Otter spent more than 30 years as a business leader including 12 years as President of the Idaho-based Simplot International.

Financing

On August 6, 2019, the Company announced a non-brokered offering of 14,490,696 special warrants at an issue price of $0.86 per special warrant for gross proceeds of $12,461,999. The transaction closed on August 16, 2019 and the Company paid approximately $223,560 to certain finders in connection with the offering. The special warrants will be converted into 14,490,696 free trading common shares of the Company, for no additional consideration. The warrants were converted into shares in August.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2019 and 2018

Preliminary Economic Assessment

The Company announced on September 9, 2019 the results of a maiden Preliminary Economic Assessment ("PEA") completed by MDA Associates (Reno) ("MDA") for the DeLamar Gold-Silver Project, located in Idaho, USA. The study was conducted under the direction of Timothy Arnold, Integra's Chief Operating Officer , and includes contributions from the consulting teams at McClelland Laboratories (Reno) ("McLelland"), Woods Process Services (Denver) ("Woods"), Welsh Hagen (Reno) ("WH") and EM Strategies (Reno) ("EMS"). The PEA is based on Integra's recently completed mineral resource estimate announced on June 17, 2019.

DeLamar Project Preliminary Economic Assessment Highlights include:

  27,000 tonnes per day ("tpd") open-pit/heap-leach production rate with an initial mine life of 10 years, sourcing oxide and transitional mineralization from both the Florida Mountain and DeLamar Deposits
  2,000 tpd mill, commencing in Year 3, sourcing unoxidized mineralization from Florida Mountain over a 6-year period
  Year 1 to Yr 10 average annual production of 103,000 oz Au and 1,660,000 oz Ag (124,000 oz AuEq)
  Year 2 to 6 average annual production of 126,000 oz Au and 1,796,000 oz Ag (148,000 oz AuEq)
  LOM total payable production of 1,031,000 oz Au and 16,603,000 oz Ag (1,239,000 oz AuEq)
  LOM AISC of US$619/oz net of silver by-product or US$742/oz on an Au Eq co-product basis
  A low LOM strip ratio of 1.09 to 1 (Waste: Mineralization)
  Low Pre-Production Capex of C$213 million (US$161 million)
  LOM Capital expenditures (pre-production + sustaining capital) of C$365 million (US$277 million)
  After-tax payback period of 2.4 years
  After-tax IRR of 43%
  After-tax NPV (5%) of C$472 million (US$358 million)
  C$697 million (US$528 million) after-tax LOM cumulative cash flow
  Average annual after-tax free cash flow of C$81 million (US$61 million) once in production

The PEA is preliminary in nature and includes inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that PEA results will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Set forth below is a table presenting summary information on the results of the PEA:

DELAMAR PEA: Technical Inputs and Financial Assumptions
Economic Assumptions
Gold Price	US$1,350/oz
Silver Price	US$16.90/oz
Exchange Rate (US$/C$)	1.32
Discount Rate	5%
Contained Metals
Contained Gold ounces	1,243,820
Contained Silver ounces	46,129,538
Contained AuEq ounces	1,821,293
Mining
Mine Life	10 years
Open Pit Mining Rate: min/waste tpd	53,751
Strip Ratio (Waste: Mineralization)	1.09
Total Tonnage Mined (t)	196,190,238

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2019 and 2018

Total Mineralized Material Mined (t)	93,749,888
Processing
Processing Throughput: Heap-leaching /Milling	27,000 tpd / 2,000 tpd
Average Diluted Gold Grade (g/t) - HL	0.39 g/t
Average Diluted Silver Grade (g/t) - HL	15.21 g/t
Average Diluted AuEq Grade (g/t) - HL	0.58 g/t
Average Diluted Gold Grade (g/t) - Milling	0.80 g/t
Average Diluted Silver Grade (g/t) - Milling	17.18 g/t
Average Diluted AuEq Grade (g/t) - Milling	1.02 g/t
Production
Gold Recovery: Heap-leaching/Milling	83% / 90%
Silver Recovery: Heap-leaching/Milling	34% / 80%
LOM Payable Gold ounces	1,031,179
LOM Payable Silver ounces	16,602,692
LOM Payable AuEq ounces	1,239,020
Years 1-10 Avg Annual Production - Gold	103,118
Years 1-10 Avg Annual Production - Silver	1,660,269
Years 1-10 Avg Annual Production - AuEq	123,902
Years 2-6 Avg. Annual Production - Au	125,989
Years 2-6 Avg. Annual Production - Ag	1,795,845
Years 2-6 Avg. Annual Production -AuEq	148,471
Costs per Tonne
Mining Costs ($/t mined)	US$2.00
Mining Costs ($/t processed)	US$4.18
Processing Costs ($/t processed) - HL	US$2.79
Processing Costs ($/t processed) - Milling	US$9.07
Processing Costs ($/t processed) - Combined	US$3.08
G&A Costs ($/t processed)	US$0.55
Total Site Operating Cost ($/t processed)	US$7.82
Cash Costs and All-in Sustaining Costs
LOM Cash Cost ($/oz) Au, net-of-silver by-product	US$469/oz
LOM Cash Cost ($/oz) AuEq, co-product	US$617/oz
LOM AISC ($/oz) Au, net-of-silver by-product	US$619/oz
LOM AISC ($/oz) AuEq, co-product	US$742/oz
Capital Expenditures
Pre-Production Capital Expenditures ($ million)	US$142.0
Working Capital / Cash for Reclamation Bond ($ million)	US$19.0
Florida Mill (Plant & Tailings in Yr 2) ($ million)	US$41.3
Other Production Capex / Sustaining Capital Expenditures ($ million)	US$93.4
Reclamation Cost ($ million)	US$20.0
Economics
After-Tax IRR	43%
After-Tax NPV (5%) (US$ million)	US$357.6
After-Tax NPV (5%) (C$ million)	C$472.0
After-Tax NPV (8%) (US$ million)	US$284.4
After-Tax NPV (8%) (C$ million)	C$375.5
Pre-Tax IRR	49%
Pre-Tax NPV (5%) (US$ million)	US$437.3
Pre-Tax NPV (5%) (C$ million)	C$577.3
Pre-Tax NPV (8%) (US$ million)	US$351.2

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2019 and 2018

Pre-Tax NPV (8%) (C$ million)	C$463.6
After-Tax Payback period (years)	2.4
Average Annual after-tax net free cash flow (Year 1 to year 10) ($ million)	C$81.1
LOM net after-tax free cash flow ($ million)	C$697.2

The table below illustrates a range of metal pricing scenarios on an after-tax basis to evaluate the economics of the Project. As shown, the Project remains very viable in the downside commodity price scenario and as well, is extremely robust in the upside case.

	PEA Prices	Downside	Upside
Gold Price (US$/oz)	$1,350	$1,200	$1,500
Silver Price (US$/oz)	$16.90	$15.00	$19.00
After-Tax NPV(5%) (Million)	C$ 472.0 / US$ 357.6	C$ 330.5 / US$ 250.4	C$ 615.0 / US$ 465.9
After-Tax IRR (%)	43%	32%	54%
Payback (years)	2.4	3.0	1.9
Average Annual Free Cash Flow (Million)	C$81.1	C$64.1	C$98.4

See "Properties" section below for further details on the PEA.

The PEA was filed on SEDAR on October 22, 2019 and is available on the Company's website.

Resource Update

On June 17, 2019, the Company announced that it has completed an updated NI 43-101 resource estimate for the DeLamar Project, which includes the DeLamar and Florida Mountain Deposits.

Resource update highlights included:

  3.9 Moz AuEq (2.4 Moz Au, and 116.5 Moz Ag) upgraded from inferred into measured and indicated category ("M&I"), with an average grade of 0.70 g/t AuEq (0.43 g/t Au, 21.0 g/t Ag) employing a 0.2 g/t AuEq cut-off for oxide/transitional resources, and a 0.3 g/t AuEq cut-off for unoxidized resources;
  Global inferred resources updated to 501,000 oz AuEq (343,000 oz Au, 12,240,000 oz Ag) at an average grade of 0.55 g/t AuEq (0.38 g/t Au, 13.5 g/t Ag) employing a 0.2 g/t AuEq cut-off for oxide/transitional resources, and a 0.3 g/t AuEq cut-off for unoxidized resources;
  Approximately 90% of the DeLamar Project global resources have been upgraded to an M&I category;
  All resources are pit constrained with a low average overall strip ratio of 1.83 : 1 (2.05 : 1 for the DeLamar Deposit, and 1.31 : 1 for the Florida Mountain Deposit).

The resources update incorporates approximately 30,000m in 93 drill holes of new infill and extensional drilling completed at the DeLamar Project since Integra acquired the Project in November 2017, along with over 250,000m of drilling conducted by Kinross Gold and its predecessors. The updated resource shows a substantial conversion of inferred resources to M&I ounces, with approximately 90% of the new resource sitting in M&I. This reflects the data added to the Project through the successful confirmatory drilling, comprehensive relogging of historical drill holes, and continued compilation of historical geological information.

Please see the "Properties" section below for further details on the update resources.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2019 and 2018

Land Acquisition

The Company announced on January 21,  2019 that it has entered into an option agreement with Nevada Select Royalty Inc. ("Nevada Select"), a wholly owned subsidiary of Ely Gold Royalties Inc. ("Ely Gold") to acquire Nevada Select's interest in a State of Idaho Mineral Lease (the "State Lease") encompassing the War Eagle gold-silver Deposit ("War Eagle Property") situated in the DeLamar District, southwestern Idaho. Upon exercise of the option, Nevada Select will transfer its right, title and interest in the State Lease, subject to a 1.0% net smelter royalty on future production from the deposit payable to Ely Gold, to DeLamar Mining. Under the option agreement, Integra will pay Nevada Select US$200,000 over a period of four years in annual payments.

The Company announced on February 14, 2019 the acquisition of a highly prospective trend of multiple epithermal centers 6 km to the northwest of the DeLamar Project, a trend now referred to as the Black Sheep District. The Black Sheep District to the northwest of DeLamar is comparable in geographical size to both the DeLamar and Florida Mountain Deposits combined. As a result of our findings in Black Sheep, and in advance of a more substantial district scale exploration program, the Company has staked approximately 15 square kilometers of additional claims.

Please see the "Properties" section below for further details on the War Eagle Property and the Black Sheep District.

Exploration

The Company announced on January 10, 2019 the results from the last drill hole drilled at Sullivan Gulch from 2018. Drill hole IDM18-59 represented a 260 m step out from the nearest drill hole, and is located approximately 400 m from the current inferred resource boundary.  Drill hole IDM18-59 intercepted 2.53 g/t AuEq (1.71 g/t Au and 69.03 g/t Ag) over 109.73 m.

The Company announced results from an initial 6,970 m of its 2019 exploration drill program on May 7, 2019. Results were from four zones within the DeLamar Deposit, namely Sullivan Gulch North and South, Milestone, and Glen Silver. Highlights from the drill results include:

  Sullivan Gulch North
    IDM19-113:  0.92 grams per tonne ("g/t") gold equivalent ("AuEq") over 117.35 meters ("m"), incl. 10.15 g/t AuEq over 1.52 m
    IDM19-114:  1.12 g/t AuEq over 283.46 m, incl. 1.48 g/t AuEq over 132.59, incl. 11.63 g/t AuEq over 1.52 m
    IDM19-115:  1.00 g/t AuEq over 332.23 m, incl. 1.67 g/t AuEq over 155.45, incl. 13.13 g/t AuEq over 3.05 m
  Sullivan Gulch South
    IDM19-102:  0.90 g/t AuEq over 99.06 m
    IDM19-103:  1.03 g/t AuEq over 83.82 m
    IDM19-105:  0.70 g/t AuEq over 178.31 m
  Milestone
    IMS18-014:  0.89 g/t AuEq over 76.20 m
  Glenn Silver
    IDM19-131:  1.11 g/t AuEq over 130.46 m

The drill results from Sullivan Gulch North and South have continued to expand what is now modelled as a semi-continuously mineralized area that measures 600 m in strike length and dips to the southwest. These results continue to demonstrate significant widths and average grades that are well above the resource cut-off grade of 0.3 g/t AuEq used in the current inferred resource estimate. These results were also some of the first to identify several select zones of high-grade gold and silver in Sullivan Gulch North that have begun to demonstrate good lateral continuity when compared to previously intersected high-grade veins in the area.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2019 and 2018

The results from Milestone highlighted the potential for expansion of the zone in relatively shallow (less  than 100 m deep) oxide and transitional gold-silver mineralization, meriting further drilling to continue defining this near-surface zone to be conducted at a later date. At Glen Silver, the drill hole reported was designed to gather sample material for oxide and transitional zone metallurgical test-work, and the results portrayed an intercept with better grade and width than expected.

Metallurgical Test-work Program

On April 8, 2019, Integra announced preliminary results from the metallurgical test-work program that is currently underway. The metallurgical sampling and test-work program is being conducted by McClelland Laboratories, Inc. in Reno, Nevada, under the supervision of Jack McPartland, Metallurgist/President at McClelland Laboratories, Inc. The test-work was  aimed to address three main objectives in support of the  upcoming PEA: to establish the milling characteristics of mineralization from the DeLamar and Florida Mountain Deposits; to establish the amenability of different mineralization types from both Deposits to potential heap leaching; and to provide the Company with information to establish future "trade-off" parameters of using one or both of the above means of gold-silver extraction on the project.

Interim results from the metallurgical test-work program have characterized the oxidation characteristics of the NI 43-101 inferred resource published in February of 2018. Of the total DeLamar and Florida Mountain inferred resources, approximately 24% are in oxide, 29% are in transitional, and 47% are in un-oxidized mineralization. Bottle roll sampling and preliminary column leach test-work from the Florida Mountain Area have indicated good potential amenability to future heap leaching with material from Florida Mountain. At the DeLamar Area, an exhaustive internal study spanning nearly 10 years of historic production data showed only a minor decrease in mill recoveries in mineralized material with varying mixed oxidation states.

On August 1, 2019, the Company provided an update on the ongoing metallurgical test-work program at the DeLamar Project.  The Company reported excellent heap leach recoveries in its ongoing metallurgical test-work program at the DeLamar Project. The following table provides an update on gold and silver recovery range estimates based on interim data for various processing methods to be used in the upcoming Preliminary Economic Assessment:

Deposit	Type of Material	Indicated Processing Method	Concentrate Processing	Preliminary Recovery Estimates¹)
				Au Recovery	Ag Recovery
Florida Mountain	Oxidized and Transitional	Crush (50mm), Heap Leach	N/A	80% - 90%	20% - 50%
Florida Mountain	Unoxidized	Grind (212µm), Gravity/Flotation	Regrind - Agitated Cyanidation	85% - 90%	65% - 80%
DeLamar	Oxidized and Transitional	Crush (13mm), Agglomeration, Heap Leach	N/A	65% - 80%	15% - 40%

¹) Estimated range of recoveries based on available preliminary metallurgical test data

Available test data indicates that the oxide and transitional materials from both the DeLamar and Florida Mountain Deposits behave reasonably similarly and are amenable to processing by low-cost heap leach cyanidation methods. Clay contents at the Florida Mountain Deposit are regarded as low and thus agglomeration may not be required. Higher clay contents exist at the DeLamar Deposit, thus some zones at DeLamar may require agglomeration pretreatment. Low to moderate cyanide consumptions are indicated for heap leaching of the oxide and transitional material types for both deposits. Lime or cement demand is expected to be variable.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2019 and 2018

In the case of unoxidized material from the Florida Mountain Deposit, testing in 2018-2019 has shown that the material is amenable to grinding followed by agitated cyanide leaching. However, this material type responds very well to upgrading by gravity and flotation processing. Testing has shown that the highest gold and silver recoveries were obtained by gravity concentration, followed by flotation of the gravity tails, with regrinding and agitated cyanide leaching of the flotation concentrate. Preliminary test work on Florida Mountain unoxidized composites indicate gold and silver recoveries in the range of 85% to 90% and 65% to 80% respectively, with a relatively course grind size of 212µm.

In the case of the DeLamar Project unoxidized material types, preliminary testing has generally shown that flotation gold and silver recoveries of approximately 90% can be achieved with mass pulls of approximately 10% to 15%. For unoxidized material from the DeLamar Deposit's Glen Silver area, flotation gold recoveries (70% - 90%) and silver recoveries (75% - 90%) have tended to be somewhat lower. Testing to evaluate further processing of the DeLamar flotation concentrates for recovery of gold and silver is planned. Possible processing options for gold and silver recovery from the concentrate include shipment off site for toll processing; regrinding followed by agitated cyanidation; or on-site oxidative treatment (such as pressure oxidation, roasting, or bio-oxidation), followed by agitated cyanidation of the oxidized concentrate. Further testing will be required for the evaluation of these processing options.

See the "Properties" section below for further details on metallurgy and the Company's recent PEA.

Corporate Social Responsibility

The Company has continued proactively engaging local stakeholders with a series of formal and informal meetings focused primarily in Owyhee and Malheur Counties.  The Company aims with these meetings to promote long lasting relationships built on clear and comprehensive disclosures between itself and the neighbouring stakeholders, in order to maintain transparency and to encourage confidence in its business practices and ethics.  Groups met have included local residents, businesses, ranch and landowners, elected officials, and others.

Local initiatives participated in during this period include the Jordan Valley School Science Fair, the Owyhee County Historical Society Outpost Days, local school field trips, Owyhee Field Days, the Owyhee and Junior rodeos, as well as the Spurs & Spikes Charity Fundraiser. Three major site visits occurred over the course of the summer, with stakeholders from Owyhee County, Malheur County, and elected officials having an opportunity to observe Integra's operations and ask questions on the Company's current plan for the future.

RECENT 2019 EVENTS SUBSQUENT TO QUARTER-END

The Company repaid its $4.5 million Promissory Note on October 31, 2019. This payment represents payment in-full for all amounts owing under the Promissory Note and all obligations under the agreement with Kinross USA have been fully performed. As a result, Kinross USA has released its pledge on 25% of the shares of DeLamar Mining Company.

Tim Arnold, formally the Company's VP project Development, was appointed to the position of Chief Operating Officer on November 5, 2019.  Mr. Arnold will oversee the progression of the Company's DeLamar Project towards pre-feasibility studies and permitting.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2019 and 2018

The Company announced on November 14, 2019 a $6.6 million private placement of common shares with Coeur Mining, Inc. (the "Strategic Placement"), at a price of $1.15 per share. The Company issued upon closing on November 25, a total of 5,760,236 common shares. The common shares issued in conjunction with the Strategic Placement are subject to a four month hold period from the date of issue. In connection with the investment, Coeur and Integra also entered into an Investor Rights Agreement.

The Company announced on November 14, 2019 a $15.0 million public bought deal of common shares with a syndicate of underwriters (the "Public Offering"), at a price of $1.15 per share. The Public Offering was upsized to $22.0 million on November 15. The Company has agreed to grant the Underwriters an over-allotment option to purchase up to an additional 15% of Public Offering common shares under the Public Offering at the issue price, exercisable in whole or in part at any time for a period ending 30 days from the closing of the Public Offering. In the event the over-allotment option is exercised in full, the aggregate gross proceeds of the Public Offering will be approximately $25.3 million. The Company expects to issue 21,999,500 shares in conjunction with the Public Offering, if the over-allotment is exercised in full. The Public Offering is expected to close on or about December 4th, 2019.

Q4 2019 OUTLOOK

As of the date of this MD&A, the Company has drilled in 2019 approximately 7,300m of RC drilling and approximately 14,377m of core drilling. Integra currently has two core drill rigs in operation on the DeLamar deposit. The Company drilled at both Florida Mountain and War Eagle in October and November, and assays are expected in late Q4 and early Q1 2020.

Outside of the well-defined deposit footprints, much of Integra's district size 11,000 + hectare land package has never undergone modern exploration. In light of the expanded land package, the Company flew in 2019 an extensive airborne geophysical and hyperspectral surveys. The resulting data, once compiled, will be used to target upcoming grab sampling and soil sampling surveys along with future exploration drilling.

Net proceeds from the November financings will be used to fund ongoing exploration programs as well as nearby targets, engineering work, and general corporate purposes.  Exploration drilling will focus on nearby target of oxidized and transitional material at the DeLamar and Florida Mountain deposits, in addition to exploration drilling in the Black Sheep District and War Eagle Property. Development work includes metallurgical work, studies related to the PEA and commencement of a preliminary feasibility study or feasibility study in Q4 2019. Please refer to the Final Prospectus to be filed in conjunction with the financing for further details on the use of proceeds.

Metallurgical drilling is ongoing and expect to be completed at Florida M. in November, and at DeLamar in the first half of 2020.  Metallurgical testing is ongoing, with a focus on column test work, minerology, concentrate studies and milling options.

The following is the current proposed timeline for exploration and engineering work on the DeLamar Project in 2019:

  Drilling: January through December 2019 (Ongoing)
  Revised Resource Estimate: Q2 2019 (Completed)
  Metallurgical Test-work Program: H2 2019 (Ongoing)
  Preliminary Economic Assessment: H2 2019 (Completed)

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2019 and 2018

Stakeholder engagement will continue throughout the autumn and winter, with local meetings as well as a Jordan Valley town-hall event currently planned.

PROPERTIES

1. DeLamar Project, Idaho

The DeLamar Project consists of the neighbouring DeLamar Deposit and Florida Mountain Deposit.

The bulk of the information in this section is derived from the Technical Report and Preliminary Economic Assessment for the DeLamar and Florida Mountain Gold - Silver Project, dated October 22, 2019 (the "Report" or the "PEA") prepared by Michael M. Gustin, C.P.G., Steven I. Weiss, C.P.G., and Thomas L. Dyer, P.E., of Mine Development Associates ("MDA"), which has been filed with Canadian securities regulatory authorities and prepared pursuant to NI 43-101.  The DeLamar Report is available for review under the Corporation's issuer profile on SEDAR at www.sedar.com.  Mr. Gustin, Mr. Weiss and Mr. Dyer are Qualified Persons under NI 43-101.

Project Description, Location and Ownership

The DeLamar project consists of 748 unpatented lode, placer, and millsite claims, and 16 tax parcels comprised of patented mining claims, as well as certain leasehold and easement interests, that cover approximately 8,100 hectares in southwestern Idaho, about 80 kilometers southwest of Boise.  The property is approximately centered at 43°00′48″N, 116°47′35″W, within portions of the historical Carson (Silver City) mining district, and it includes the formerly producing DeLamar mine last operated by Kinross.  The total annual land-holding costs are estimated to be US$321,626.  All mineral titles and permits are held by the DeLamar Mining Company ("DMC"), an indirect, 100% wholly owned subsidiary of Integra that was acquired from Kinross through a Stock Purchase Agreement in 2017.

A total of 284 of the unpatented claims were acquired from Kinross, 101 of which are subject to a 2.0% net smelter returns royalty ("NSR") payable to a predecessor owner.  This royalty is not applicable to the current project resources.

There are also six lease agreements covering 26 patented claims and one unpatented claim that require NSR payments ranging from 2.5% to 5.0%.  One of these leases covers a small portion of the DeLamar area resources and one covers a small portion of the Florida Mountain area resources, with 5.0% and 2.5% NSRs applicable to maximums of US$50,000 and US$650,000 in royalty payments, respectively.

The property includes 1,355 hectares under six leases from the State of Idaho, which are subject to a 5.0% production royalty of gross receipts plus annual payments of US$23,252.  One of these leases has been issued and five are pending issuance.  The State of Idaho leases include very small portions of both the DeLamar and Florida Mountain resources.

Kinross has retained a 2.5% NSR royalty that applies to those portions of the DeLamar area claims that are unencumbered by the royalties outlined above.  The Kinross royalty applies to more than 90% of the current DeLamar area resources, but this royalty will be reduced to 1.0% upon Kinross receiving total royalty payments of CAD$10,000,000.

DMC also owns mining claims and leased lands peripheral to the DeLamar project described above.  These landholdings are not part of the DeLamar project, although some of the lands are contiguous with those of the DeLamar and Florida Mountain claims and state leases.

The DeLamar project historical open-pit mine areas have been in closure since 2003.  Even though a substantial amount of reclamation and closure work has been completed to date at the site, there remain ongoing water-management activities and monitoring and reporting.  A reclamation bond of US$2,778,929 remains with the Idaho Department of Lands ("IDL") and a reclamation bond of US$100,000 remains with the Idaho Department of Environmental Quality.  A reclamation bond in the amount of US$51,500 has been placed with the U.S. Bureau of Land Management ("BLM") for exploration activities on public lands.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2019 and 2018

Exploration and Mining History

Total production of gold and silver from the DeLamar - Florida Mountain project area is estimated to be approximately 1.3 million ounces of gold and 70 million ounces of silver from 1891 through 1998, with an unknown quantity produced at the DeLamar mill in 1999, and recorded production may have occurred from 1876 to 1891.  This includes an estimated 1.025 million ounces of gold and 51 million ounces of silver produced from the original De Lamar underground mine and the later DeLamar open-pit operations.  At Florida Mountain, nearly 260,000 ounces of gold and 18 million ounces of silver were produced from the historical underground mines and late 1990s open-pit mining.

Mining activity began in the area of the DeLamar project when placer gold deposits were discovered in 1863 in Jordan Creek, just upstream from what later became the town site of De Lamar.  During the summer of 1863, the first silver-gold lodes were discovered in quartz veins at War Eagle Mountain, to the east of Florida Mountain, resulting in the initial settlement of Silver City.  Between 1876 and 1888, significant silver-gold veins were discovered and developed in the district, including underground mines at De Lamar Mountain and Florida Mountain.  A total of 553,000 ounces of gold and 21.3 million ounces of silver were reportedly produced from the De Lamar and Florida Mountain underground mines from the late 1800s to early 1900s.

The mines in the district were closed in 1914 and very little production took place until the gold and silver prices increased in the1930s.  Placer gold was again recovered from Jordan Creek from 1934 to 1940, and in 1938 a 181 tonne-per-day flotation mill was constructed to process waste dumps from the De Lamar underground mine.  The flotation mill reportedly operated until the end of 1942.  Including Florida Mountain, the De Lamar - Silver City area is believed to have produced about 1 million ounces of gold and 25 million ounces of silver from 1863 through 1942.

During the late 1960s, the district began to undergo exploration for near-surface bulk-mineable gold-silver deposits, and in 1977 a joint venture operated by Earth Resources Corporation ("Earth Resources") began production from an open-pit milling and cyanide tank-leach operation at De Lamar Mountain, known as the DeLamar mine.  In 1981, Earth Resources was acquired by the Mid Atlantic Petroleum Company ("MAPCO"), and in 1984 and 1985 the NERCO Mineral Company ("NERCO") successively acquired the MAPCO interest and the entire joint venture to operate the DeLamar mine with 100% ownership.  NERCO was purchased by the Kennecott Copper Corporation ("Kennecott") in 1993.  Two months later in 1993, Kennecott sold its 100% interest in the DeLamar mine and property to Kinross, and Kinross operated the mine, which expanded to the Florida Mountain area in 1994.  Mining ceased in 1998, milling ceased in 1999, and mine closure activities commenced in 2003.  Closure and reclamation were nearly completed by 2014, as the mill and other mine buildings were removed and drainage and cover of the tailings facility were developed.

Total open-pit production from the DeLamar project from 1977 through 1998, including the Florida Mountain operation, is estimated at approximately 750,000 ounces of gold and 47.6 million ounces of silver, with an unknown quantity produced at the DeLamar mill in 1999.  From start-up in 1977 through to the end of 1998, open-pit production in the DeLamar area totaled 625,000 ounces of gold and about 45 million ounces of silver.  This production came from pits developed at the Glen Silver, Sommercamp - Regan (including North and South Wahl), and North DeLamar areas.  In 1993, the DeLamar mine was operating at a mining rate of 27,216 tonnes per day, with a milling capacity of about 3,629 tonnes per day.  In 1994, Kinross commenced open-pit mining at Florida Mountain while continuing production from the DeLamar mine.  The ore from Florida Mountain, which was mined through 1998, was processed at the DeLamar facilities.  Florida Mountain production in 1994 through 1998 totaled 124,500 ounces of gold and 2.6 million ounces of silver.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2019 and 2018

Geological and Mineralization

The DeLamar project is situated in the Owyhee Mountains near the east margin of the mid-Miocene Columbia River - Steens flood-basalt province and the west margin of the Snake River Plain.  The Owyhee Mountains comprise a major mid-Miocene eruptive center, generally composed of mid-Miocene basalt flows intruded and overlain by mid-Miocene rhyolite dikes, domes, flows and tuffs, developed on an eroded surface of Late Cretaceous granitic rocks.

The DeLamar mine area and mineralized zones are situated within an arcuate, nearly circular array of overlapping porphyritic and flow-banded rhyolite flows and domes that overlie cogenetic, precursor pyroclastic deposits erupted as local tuff rings.  Integra interprets the porphyritic and banded rhyolite flows and latites as composite flow domes and dikes emplaced along regional-scale northwest-trending structures.  At Florida Mountain, flow-banded rhyolite flows and domes cut through and overlie a tuff breccia unit that overlies basaltic lava flows and Late Cretaceous granitic rocks.

Gold-silver mineralization occurred as two distinct but related types: (i) relatively continuous, quartz-filled fissure veins that were the focus of late 19th and early 20th century underground mining, hosted mainly in the basalt and granodiorite and to a lesser degree in the overlying felsic volcanic units; and (ii) broader, bulk-mineable zones of closely-spaced quartz veinlets and quartz-cemented hydrothermal breccia veins that are individually continuous for only a few feet laterally and vertically, and of mainly less than 1.3 centimeters in width - predominantly hosted in the rhyolites and latites peripheral to and above the quartz-filled fissures.  This second style of mineralization was mined in the open pits of the late 20th century DeLamar and Florida Mountain operations, hosted primarily by the felsic volcanic units.

The fissure veins mainly strike north to northwest and are filled with quartz accompanied by variable amounts of adularia, sericite or clay, ± minor calcite.  Vein widths vary from a few centimeters to several meters, but the veins persist laterally and vertically for as much as several hundreds of meters.  Principal silver and gold minerals are naumannite, aguilarite, argentite, ruby silver, native gold and electrum, native silver, cerargyrite, and acanthite.  Variable amounts of pyrite and marcasite with very minor chalcopyrite, sphalerite, and galena occur in some veins.  Gold- and silver-bearing minerals are generally very fine grained.

The gold and silver mineralization at the DeLamar project is best interpreted in the context of the volcanic-hosted, low-sulfidation type of epithermal model.  Various vein textures, mineralization, alteration features, and the low contents of base metals in the district are typical of shallow low-sulfidation epithermal deposits worldwide.

Drilling, Database and Data Verification

As of the effective date of this report, the resource database includes data from 2,718 holes, for a total of 306,078 meters, that were drilled by Integra and various historical operators at the DeLamar and Florida Mountain areas.  The historical drilling was completed from 1966 to 1998 and includes 2,625 holes for a total of 275,790 meters of drilling.  Most of the historical drilling was done using reverse-circulation ("RC") and conventional rotary methods; a total of 106 historical holes were drilled using diamond-core ("core") methods for a total of 10,845 meters.  Approximately 74% of the historical drilling was vertical, including all historical conventional rotary holes.

Integra commenced drilling in 2018.  As of the end of April 2019, Integra had drilled a total of 55 RC holes, 36 core holes, and 11 holes commenced with RC and finished with core tails, for a total of 33,573 meters in the DeLamar and Florida Mountain areas combined.  All but one of the Integra holes were angled.

The historical portions of the current resource drill-hole databases for the DeLamar and Florida Mountain deposit areas were originally created by MDA using original DeLamar mine digital database files, and this information was subjected to various verification measures by both MDA and Integra.  The Integra portion of the drill-hole databases was directly created by MDA using original digital analytical certificates in the case of the assay tables, or it was checked against original digital records in the case of the collar and down-hole deviation tables.  Through these and other verification procedures summarized herein, the authors have verified that the DeLamar data as a whole are acceptable as used in this report.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2019 and 2018

Metallurgical Testing

Available results from ongoing metallurgical testing by Integra, at McClelland Laboratories (2018-2019) have been used to select preferred processing methods and estimate recoveries for oxide and transitional material types from both the DeLamar and Florida Mountain deposits, as well as unoxidized (sulfide) material type from the Florida Mountain deposit.  Metallurgical testing has also been conducted on unoxidized (sulfide) material from the DeLamar deposit, but that testing has not yet progressed to the level required for processing of that material to be included in the PEA.

Samples used for this 2018-2019 testing, primarily composites of 2018 and 2019 drill core, were selected to represent the various material types contained in the current resources from both the DeLamar and Florida Mountain deposits.  Composites were selected to evaluate effects of area, depth, grade, oxidation, lithology, and alteration on metallurgical response.  In general, test results indicate that materials from each of the DeLamar and Florida Mountain deposits can most usefully be evaluated by considering the oxidation state (oxidized, transitional, or unoxidized).

Bottle-roll and column-leach cyanidation testing on drill core composites from both the DeLamar and Florida Mountain deposits and on bulk samples from the DeLamar deposit have shown that the oxide and transitional material types from both deposits can be processed by heap-leach cyanidation.  Testing on drill core composites from the Florida Mountain deposit has shown that the unoxidized material from that deposit is not amenable to heap leach cyanidation but can be leached using cyanide after grinding.  The Florida Mountain unoxidized material also responds well to bulk sulfide flotation treatment, and the resulting flotation concentrate is amenable to agitated cyanide leaching.  Highest recoveries from the Florida Mountain unoxidized material were obtained by grinding, followed by gravity concentration and flotation of the gravity tailings, with regrind and agitated cyanidation of the flotation concentrate.

Available metallurgical test results indicate that gold recoveries in the range of 75% to 80%, and silver recoveries of about 30%, can be expected from the DeLamar oxide and transitional material types, by heap leaching at a crush size of 80% -13mm.  Agglomeration pretreatment of this material is currently planned, because of the potential for processing of some materials with elevated clay content.  Heap leach cyanide consumptions are expected to be reasonably low (about 0.3 - 0.4 kg NaCN/tonne).

In the case of the Florida Mountain oxide and transitional material types, gold recoveries of 85% to 90%, and silver recoveries of about 40%, are expected for heap leaching at an 80% -38mm feed size.  Agglomeration pretreatment is not considered to be necessary for these material types.  Heap leach cyanide consumptions are expected to be reasonably low (about 0.4 kg NaCN/tonne).

Planned processing of the Florida Mountain unoxidized material type includes grinding, followed by gravity concentration and flotation of the gravity tailings, with regrind and agitated cyanidation of the flotation concentrate.  Expected recoveries are about 90% gold and 80% silver.  Cyanide consumption for the concentrate leaching is expected to be equivalent to about 0.2 kg NaCN/tonne, on a mill feed basis.

In the case of the unoxidized material from the DeLamar deposit, 2018-2019 testing has shown that this material type is not amenable to heap-leach cyanidation and is highly variable with respect to response to grinding followed by agitated cyanidation.  Reasons for the generally poor and highly variable grind-leach recoveries from this material type are poorly understood at present.  Additional testing and mineralogy studies are in progress to gain a better understanding of the observed variability in recoveries.  Further testing is also planned to better define what portion of the DeLamar unoxidized material type might be economically processed by simple grind-leach processing.  Metallurgical testing has also shown that the DeLamar unoxidized material generally responds well to upgrading by gravity and flotation processing.  Testing to evaluate subsequent processing of the resulting concentrate is in progress, but has not been completed as of the effective date of this report.  It is expected that flotation concentrate produced from a significant portion of the DeLamar unoxidized materials will not be amenable to agitated leach (cyanidation).  It is expected that for these flotation concentrates, some form of oxidative pre-treatment (such as pressure oxidation or roasting) will be required to maximize gold recovery by cyanidation.  Alternatively, these concentrates could be shipped off site for toll processing.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2019 and 2018

Mineral Resources

Mineral resources have been estimated for both the Florida Mountain and DeLamar areas of the DeLamar project. The gold and silver resources were modeled and estimated by:

  evaluating the drill data statistically;
  creating low- (domain 100), medium- (domain 200) and high-grade (domain 300) mineral-domain polygons for both gold and silver on sets of cross sections spaced at 30-meter intervals;
  projecting the sectional mineral-domain polygons three-dimensionally to the drill data within each sectional window;
  slicing the three-dimensional mineral-domain polygons along 6-meter-spaced horizontal and vertical planes and using these slices to recreate the gold and silver mineral-domain polygons on level plans and long sections, respectively;
  coding a block model to the gold and silver domains for each of the two deposit areas using the level-plan and long-section mineral-domain polygons;
  analyzing the modeled mineralization geostatistically to aid in the establishment of estimation and classification parameters; and
  using inverse-distance to the third power to interpolate grades into models comprised of 6x6x6-meter blocks using the gold and silver mineral domains to explicitly constrain the grade estimations.

Parameters used in the estimation of gold and silver grades are summarized in Table 1.

Table 1 - Summary of DeLamar Area Grade Estimation Parameters

Estimation Pass - Au + Ag Domain	Search Ranges (meters)			Composite Constraints
	Major	Semi-Major	Minor	Min	Max	Max/Hole
Pass 1 + 2 - Doman 100	60	60	30	2	12	4
Pass 1 + 2 - Doman 200 + 300 + 0	60	60	30	2	20	4
Pass 3 - Doman 0 + 100 + 200 +300	170	170	170	1	20	4

Restrictions on Search Ranges
Domain	Search Restriction Threshold	Search Restriction Distance				Estimation Pass
Au 100	>0.7 g Au/t	40 meters				1, 2
Au 300	>20 g Au/t	35 meters				1, 2, 3
Ag 300	>400 g Ag/t	35 meters				1, 2, 3
Au 0	>0.5 g Au/t	6 meters				1, 2, 3
Ag 0	>34.29 g Ag/t	9 meters				1, 2, 3

The estimation passes were performed independently for each of the mineral domains, so that only composites coded to a particular domain were used to estimate grade into blocks coded by that domain.  The estimated grades for each gold and silver domain coded to a block were then coupled with the partial percentages of the those mineral domains in the block, as well as the outside, dilutionary, domain 0 grades and volumes, to enable the calculation of a single volume-averaged gold and a single volume-averaged silver grade for each block.  These single resource block grades, and their associated resource tonnages, are therefore fully block-diluted using this methodology.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2019 and 2018

The search restrictions place limits on the maximum distances from a block that high-grade population composites can be 'found' and used in the interpolation of gold and/or silver grades into a block.  To further avoid the smearing of outlier high grades that are sporadically present in the low-grade gold and silver domains, the maximum number of composites allowed for the estimation in Pass 1 and Pass 2 are less than that used for the higher-grade interpolations.

The gold and silver mineralization commonly exhibits multiple orientations, which led to the use of a number of search orientations to control both the DeLamar and Florida Mountain estimations.

Grade interpolation was completed using length-weighted 3.05-meter (10-foot) composites.  The estimation passes were performed independently for each of the mineral domains, so that only composites coded to a particular domain were used to estimate grade into blocks coded to that domain.  Blocks coded as having partial percentages of more than one gold and/or silver domain had multiple grade interpolations, one for each domain coded into the block for each metal.  The estimated grades for each gold and silver domain coded to a block were coupled with the partial percentages of the those mineral domains in the block, as well as any outside, dilutionary, domain 0 grades and volumes, to enable the calculation of a single volume-averaged gold and a single volume-averaged silver grade for each block.  These single final resource block grades, and their associated resource tonnages, are therefore fully block-diluted using this methodology.

The DeLamar project mineral resources have been estimated to reflect potential open-pit extraction and processing by a combination of heap leaching, milling / agitated leaching, and flotation.  To meet the requirement of the in-pit resources having reasonable prospects for eventual economic extraction, pit optimizations for the DeLamar and Florida Mountain deposit areas were run using the parameters summarized in Table 2 and Table 3.

Table 2 - Pit Optimization Cost Parameters (US$)

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2019 and 2018

Table 3 - Pit-Optimization Metal Recoveries by Deposit and Oxidation State

The pit shells created using these optimization parameters were applied to constrain the project resources of both the DeLamar and Florida Mountain deposit areas.  The in-pit resources were further constrained by the application of a gold-equivalent cutoff of 0.2 g/t to all model blocks lying within the optimized pits that are coded as oxidized or transitional, and 0.3 g/t for blocks coded as unoxidized.  Gold equivalency, as used in the application of the resource cutoffs, is a function of metal prices (Table 2) and metal recoveries, with the recoveries varying by deposit and oxidation state (Table 3).

The total DeLamar project resources, which include the resources for both the DeLamar and Florida Mountain areas, are summarized in Table 4.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Table 4 - Total DeLamar Project Gold and Silver Resources

1.  Mineral Resources are comprised of all oxidized and transitional model blocks at a 0.2 g AuEq/t cutoff and all unoxidized blocks at a 0.3 g AuEq/t that lie within optimized pits

2. The effective date of the resource estimations is May 1, 2019

3. Mineral resources that are not mineral reserves do not have demonstrated economic viability

4. Rounding may result in apparent discrepancies between tonnes, grade, and contained metal content

The gold and silver resources for the DeLamar and Florida Mountain areas are reported separately in Table 5 and Table 6, respectively.

Table 5 - DeLamar Deposit Gold and Silver Resources

1.  Mineral Resources are comprised of all oxidized and transitional model blocks at a 0.2 g AuEq/t cutoff and all unoxidized blocks at a 0.3 g AuEq/t that lie within optimized pits

2. The effective date of the resource estimations is May 1, 2019

3. Mineral resources that are not mineral reserves do not have demonstrated economic viability

4. Rounding may result in apparent discrepancies between tonnes, grade, and contained metal content

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2019 and 2018

Table 6 - Florida Mountain Deposit Gold and Silver Resources

1.  Mineral Resources are comprised of all oxidized and transitional model blocks at a 0.2 g AuEq/t cutoff and all unoxidized blocks at a 0.3 g AuEq/t that lie within optimized pits

2. The effective date of the resource estimations is May 1, 2019

3. Mineral resources that are not mineral reserves do not have demonstrated economic viability

4. Rounding may result in apparent discrepancies between tonnes, grade, and contained metal content

Mining Methods

The PEA considers open-pit mining of the DeLamar and Florida Mountain gold-silver deposits.  Note that a PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied that would enable them to be classified as mineral reserves.  There is no certainty that the economic results of the PEA will be realized.

The methodology used for mine planning to define the economics for the PEA includes definition of economic parameters, pit optimization, creation of pit and waste rock facility designs, creation of production schedules, definition of personnel and equipment requirements, estimation of capital and operating costs, and performance of an economic analysis.

Pit optimization assumed processing of Florida Mountain and DeLamar oxide and transition resources as heap leach, and unoxidized Florida Mountain resources as milled using floatation followed by cyanidation of the concentrates on site.  Leach material would be processed at 27,000 tonnes per day and mill material would be processed at 2,000 tonnes per day.  Processing of the DeLamar material will require crushing and agglomeration prior to heap leaching.

The resulting pit optimizations were used as the basis for pit designs.  The designs used an inner-ramp slope of 45°.  DeLamar pit designs utilized five pit phases to establish a mining sequence and Florida Mountain pit designs were completed using three pit phases.

Waste management facility designs were created for the PEA to contain the waste material mined from both the DeLamar and Florida Mountain areas.  Some waste material may also be stored in the form of backfill where and when space is available, although this has not been assumed for the PEA and therefore this is a potential opportunity for the project.

Production scheduling was completed with leaching starting with Florida Mountain material and DeLamar leach material being processed starting in year 5 at the same rate as Florida Mountain leach material.  Florida Mountain unoxidized material will be stockpiled until the flotation mill is constructed.  The start of the 2,000 tonne per day mill will be in year 3 and it will operate at a rate of 720,000 tonnes per year until unoxidized material is exhausted.

The total project mining rate is given a reasonable ramp-up that starts at 2,000 tonnes per day and increases to a life-of-mine maximum of 90,000 tonnes per day in later years.

The PEA has assumed owner mining in order to keep operating costs lower than it would be with contract mining.  The production schedule was used along with additional efficiency factors, cycle times, and productivity rates to develop the first-principle hours required for primary mining equipment to achieve the production schedule.  Mining anticipates 136-tonne capacity haul trucks loaded by hydraulic shovels.  Personnel requirements have been estimated based on the number of people required to operate, supervise, maintain, and plan for operations to achieve the production schedule.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2019 and 2018

Processing and Recovery Methods

The PEA envisions the use of two process methods for the recovery of gold and silver:

1) Lower-grade oxide and transition materials from both DeLamar and Florida Mountain will be processed by crushed-ore cyanide heap leaching with stacking on a central heap leach by conveyor, followed by Merrill-Crowe zinc precipitation.

2) Higher-grade material from Florida Mountain will be processed using grinding followed by gravity and flotation concentration, with the concentrates processed by regrinding, agitated-cyanide leaching, counter-current decantation ("CCD"), and Merrill-Crowe zinc precipitation. Flotation tailings will be thickened, filtered, and dry stacked at the tailings storage facility.  Concentrate-leach tailings will be added to the heap-leach circuit for further recovery of gold and silver.

Both Florida Mountain and DeLamar oxide and transition ore types have been shown to be amenable to heap-leach processing following crushing.  Material will be crushed in two stages to a nominal 100 millimeter size at a rate of 28,000 tonnes per day.  Initially, for the Florida Mountain materials, the product of the secondary circuit will be a nominal size of 38 millimeters.  Transitioning to DeLamar ore types will require the addition of a tertiary crushing circuit with tertiary screens and cone crushers operating in closed circuit to produce a nominal 13-millimeter product followed by cement agglomeration.  Lime will be added to the crushed ore for pH control at a dosage of 1 kilogram/tonne.  Cement will be added at 3 kilograms/tonne for agglomeration as required.

Crushed and prepared ore will be transferred to the heap-leach pad using overland conveyors and stacked on the heap using portable or grasshopper conveyors and a radial stacking system.  Leach solution will be collected at the base on the heap leach and transferred to the Merrill-Crowe processing plant for recovery of precious metals by zinc precipitation.  The zinc precipitate will be filtered, dried, and smelted to produce a precious metal doré product for shipment off site.

Gold and silver recoveries are expected to be 90% and 40%, respectively, for the Florida Mountain oxide heap-leach material.  The DeLamar oxide recoveries used in this study are 80% for gold and 30% for silver.  Cyanide consumptions for the oxide ore types are 0.4 kilograms/tonne and 0.3 kilograms/tonne for Florida Mountain and DeLamar, respectively.

Transition material gold recoveries are projected to be 85% for Florida Mountain and 75% for DeLamar.  Silver recoveries for the transition material are projected to be 40% and 30% for Florida Mountain and DeLamar, respectively.  Projected cyanide consumption is 0.4 kilograms per tonne for both the Florida Mountain and DeLamar transition material types.

Higher-grade Florida Mountain unoxidized material will be processed by crushing, grinding, gravity, and flotation concentration, followed by cyanide leaching of the concentrates using CCD and Merrill-Crowe precipitation.  This circuit is scheduled to operate at a nominal production rate of 2,000 tonnes per day.  For this process, the final crusher product will have a nominal particle size of 6 millimeters and will be fed to the ball mill via two belt feeders at a nominal ore production rate of 88 tonnes per hour.  The ball mill discharge will be pumped to a set of two hydrocyclones, one operating and one standby, with the cyclone overflow reporting to the flotation conditioning tank.  The cyclone underflow will report to a centrifugal gravity concentrator.  Concentrator reject then reports back to the ball mill for additional grinding.  The gravity concentrate will report to the concentrate regrind mill for subsequent processing in the leach circuit.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2019 and 2018

The flotation feed from the conditioning tank will report to the flotation circuit for sulfide concentration.  The flotation concentrate will report to a regrind circuit where it will be ground to a nominal 37 µm before being leached in a conventional leach tank and CCD circuit.  The flotation tailings are to be thickened and filtered with the filter cake reporting to the dry stacked tailings storage facility.

Leach solid residue and the pregnant leach solution are separated in the CCD circuit.  The pregnant leach solution will report to the heap leach Merrill-Crowe circuit where it will be processed using zinc precipitation for the recovery of gold and silver.  The leached residue will be thickened to 60% solids and added to the heap leach material before it is stacked on the heap, thus allowing for additional processing and mitigating the need for a cyanide-rated tailings storage facility.

Recoveries from the Florida Mountain milling/concentrator circuit are expected to be 90% for gold and 80% for silver.  Sodium cyanide and lime consumptions are both expected at 0.2 kilograms per tonne of material feed.

Capital and Operating Costs

Table 7 summarizes the estimated life-of-mine ("LOM") capital costs for the project.  The LOM total capital costs are estimated as US$270.3 million, including US$161.0 million in preproduction capital (including working capital) and US$109.3 million for sustaining capital (which includes US$20.0 million in reclamation costs).

Table 8 shows the estimated LOM operating costs for the project, which are estimated to be US$7.82 per tonne processed.  This includes mining costs which are estimated to be US$2.00 per tonne mined.  The total cash cost is estimated to be US$619 per ounce of gold equivalent and all-in sustaining costs are estimated to be US$742 per ounce of gold equivalent.

Table 7 Capital Cost Summary (US$)

(1) Capital costs include contingency and EPCM costs;

(2) Working capital is returned in year 11;

(3) Cash deposit = 30% of bonding requirement.  Released once reclamation is completed;

(4) Salvage value for mining equipment and plant; and

(5) Reclamation costs listed here are treated as operating costs in the economic evaluation.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2019 and 2018

Table 8 Operating and Total Cost Summary (US$)

(1) By-Product costs are shown as US dollars per gold ounces sold with silver as a credit; and

(2) Co-Product costs are shown as US dollars per gold equivalent ounce.

Preliminary Economic Analysis

MDA has prepared this PEA for the DeLamar mining project, which includes operations at both the DeLamar and Florida Mountain deposits.  A summary of the PEA results is shown in Table 9.

Table 9 Preliminary Economic Analysis Summary

Note that a preliminary economic assessment is preliminary in nature and it includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied that would enable them to be classified as mineral reserves.  There is no certainty that the PEA will be realized.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Some economic highlights include:

  Initial construction period is anticipated to be 18 months;
  After-tax net present value ("NPV") (5%) of US$358 million with a 43% after-tax internal rate of return ("IRR") using US$1,350 and US$16.90 per ounce gold and silver prices, respectively;
  After-tax payback period of 2.35 years;
  Year 2 to 6 gold equivalent production of 148,000 ounces (126,000 oz Au and 1,796,000 oz Ag); and
  Year 1 to 10 gold equivalent average production of 124,000 ounces (103,000 oz Au and 1,660,000 oz Ag);
  After-tax LOM cumulative cash flows of US$528 million; and
  Average annual after-tax free cash flow of US$61 million once in production.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2019 and 2018

2. Black Sheep District, Idaho

On February 14, 2019, Integra announced the acquisition of a highly prospective trend of multiple epithermal centers 6 km to the northwest of the DeLamar Project, a trend now referred to as the Black Sheep District ("Black Sheep" or the "District"). The District was identified in part during site visits and research by renowned epithermal geologists Dr. Jeff Hedenquist and Dr. Richard Sillitoe. Dr. Sillitoe and Dr. Hedenquist, along with Integra's exploration team led by Dr. Max Baker, mapped the area and interpreted the District to have undergone very limited erosion since the mid-Miocene mineralization event, suggesting the productive zone of mineralization is potentially located approximately 200 m beneath the surface. Minimal historical exploration did encounter gold-silver in Black Sheep; however, historic drilling was shallow, less than 100 m vertical on average, and did not enter the theorized productive zone.

The Black Sheep District to the northwest of DeLamar is comparable in geographical size to both the DeLamar and Florida Mountain Deposits combined. The nature of the mineralization and alteration in Black Sheep includes extensive sinter deposits surrounding centers of hydrothermal eruption breccia vents associated with high-level coliform banded amorphous to chalcedonic silica with highly anomalous gold, silver arsenic, mercury, antimony and selenium values. In addition to some preliminary rock chip sampling, Integra completed an extensive soil geochemistry grid over the Black Sheep District showing highly anomalous gold and silver trends over significant lengths.

In the second half of 2019, the Company commenced an extensive regional exploration program at Black Sheep. This regional exploration program included:

  Additional rock-chip sampling and prospect scale mapping
  A regional airborne magnetic and radiometric survey
  Commissioning of the Idaho Geology Department to undertake 1:24,000 scale geological mapping of the DeLamar, Florida Mountain and Black Sheep Districts
  Induced polarization ("IP") survey currently underway

3. War Eagle Property, Idaho

On January 21, 2019, Integra announced that, through its wholly owned subsidiary, DeLamar Mining Company, it entered into an option agreement with Nevada Select Royalty, Inc. ("Nevada Select"), a wholly owned subsidiary of Ely Gold Royalties, Inc to acquire Nevada Select's interest in a State of Idaho Mineral Lease encompassing the War Eagle gold-silver Deposit ("War Eagle") situated 3 km east of Integra's Florida Mountain Deposit.

In the War Eagle Mountain District, Integra had previously acquired the Carton Claim group comprising of six patented mining claims covering 45 acres and located 750 m north of the State Lease.

War Eagle Mountain has a rich history of high-grade gold-silver production dating back to the late 1800's. The War Eagle-Florida-DeLamar geological settings, all hosting low sulphidation epithermal gold-silver are genetically related to the same mineralization forming event that occurred roughly 16 million years ago. The local geology and ore mineralogy found within the low sulphidation epithermal veins on War Eagle Mountain are similar to the regimes found at DeLamar and Florida Mountain to the west. The key difference is the host rock. Historically mined gold and silver in high grade veins at War Eagle was predominately mined and hosted by late Cretaceous age granitic rock. It should be noted that historically, the veins of War Eagle Mountain were of far higher grade compared to any other mining operations in the district, including DeLamar and Florida Mountain. Past production on these high-grade vein systems has outlined strike lengths in excess of 1 km and depth extents of up to 750 meters or more.

The following table highlights several of the best intercepts drilled by previous explorers of War Eagle Mountain, as described in historic drill data tabulations.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2019 and 2018

Drill Hole ID	From (m)	To (m)	Interval (m) (1)	g/t AuEq(2)
W14 incl	131.06 131.06	213.36 134.11	82.30 3.05	4.07 32.04
W02	56.39	62.48	6.09	9.49
W03	175.26	182.88	7.62	9.28
W06	146.30	147.83	1.52	55.03
W40	68.58	92.96	24.38	8.45
W40 incl	152.40 166.12	195.07 176.78	42.67 10.67	8.83 19.19
W51	124.97	132.59	7.62	8.04

1. The historic drill data reported in this release was developed by previous operators of the War Eagle Project prior to the introduction of NI43-101. Historic drill intersections are reported as drilled thicknesses. True widths of the mineralized intervals are estimated to be less than 75% of the reported widths. The historic drill data was sourced from historic reports by various operators' exploration and production data and reports. Integra Resources is providing this historic data for informational purposes only, and gives no assurance as to its reliability or relevance. Integra Resources has not completed any quality assurance program or applied quality control measures to the historic data. Accordingly, the historic data should not be relied upon.

2. Gold equivalent = g Au/t + (g Ag/t ÷ 85)

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidation information of the Company as of September 30, 2019 and the years ended December 31, 2018 and 2017, prepared in accordance with IFRS. The selected consolidated financial information should be read in conjunction with the Company's audited annual consolidated financial statements.

	Nine-Month Period Ended September 30, 2019 $	Year Ended December 31, 2018 $	Year Ended December 31, 2017 $

Exploration and evaluation expenses	(8,812,386)	(9,512,437)	(275,968)
Operating loss	(13,286,433)	(15,396,499)	(2,553,781)
Other income (expense)	(928,816)	588,660	(2,970,096)
Net loss	(14,215,249)	(14,807,839)	(5,523,877)
Net income (loss) per share	(0.18)	(0.25)	(0.29)
Other comprehensive income (loss)	(483,247)	(105,079)	116,939
Comprehensive loss	(14,698,496)	(14,912,918)	(5,406,938)
Cash and cash equivalents	14,384,015	15,420,540	16,660,293
Restricted cash, long-term	1,961,051	2,267,778	3,646,423
Exploration and evaluation assets	57,044,731	58,422,192	59,335,430
Total assets	75,667,998	78,827,015	80,851,343
Total current liabilities	9,127,590	8,587,843	3,135,999
Total non-current liabilities	38,581,785	40,660,609	50,614,122
Working capital surplus	5,924,160	7,335,491	13,928,742

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2019 and 2018

The current operating loss of $13,286,433 was mostly driven by exploration expenses of $8,812,386 as well as head office expenses including compensation, corporate development and marketing, office, professional fees, and stock-based compensation expenses. The significant change in 2018 compared to 2017 is mostly due to the start of exploration drilling in February 2018 (see the "Exploration and evaluation expense summary" tables below).

Other income (expense) of $928,816 (other expense) in the current period is mostly due to the reclamation accretion and foreign exchange losses, partly offset by the Company's interest and rent income. Other income (expense) of $588,660 (other income) in the year ended December 31, 2018 was mostly due to a foreign exchange gain partially offset by reclamation accretion expenses.

Other comprehensive income (loss) amounts are related to the foreign exchange translation adjustment.

Total assets in the nine-month period ended September 30, 2019 decreased comparing to the years ended December 31, 2018 and December 31, 2017 mostly as a result of the cash decrease due to exploration activities. Even though the Company raised $12 million in net proceeds during the third quarter of 2019, there was an overall decrease in working capital as of September 30, 2019 comparing to the years ended December 31, 2018 and December 31, 2017, due to increased drilling, exploration, development, and corporate general administration expenditures in the current nine-month period ended September 30, 2019. Despite of the $17 million financing in the last quarter of 2018, there was an overall decrease in working capital as of December 31, 2018 comparing to the year ended December 31, 2017, due to cash expenditures spent on drilling, the Florida Mountain deposit acquisition, exploration expenses, and corporate general administration expenditures. In addition, the further increase in current liabilities (driven by the promissory note liability reclassification from non-current to current liabilities) also contributed to the overall working capital decrease as at December 31, 2018.

Total current liabilities significantly increased as of December 31, 2018 comparing to the year ended December 31, 2017 due to the accounts payable balance and the promissory note to Kinross (which was reclassified in 2018 from non-current liabilities to current liabilities).  Total non-current liabilities decreased by $10 million in 2018 fiscal year, comparing to the year ended December 31, 2017, mostly due to the reclassification of the Kinross' promissory note and changes to the reclamation liability estimates.

The following table outlines the exploration and evaluation assets break-down:

	DeLamar Deposit	Florida Mountain Deposit	Other Deposits	Total
Balance at December 31, 2016	$-	$-	$-	$-
DeLamar's acquisition costs	59,331,666	-	-	59,331,666
Advance minimum royalty	3,764	-	-	3,764
Balance at December 31, 2017	$59,335,430	$-	$-	$59,335,430
Cash payments	-	2,728,400	47,747	2,776,147
Claim Staking	59,522	71,748	138,363	269,633
Technical due diligence	13,235	16,506	27,060	56,801
Legal expenses	3,394	256,925	61,201	321,520
Title review and environment	-	33,300	8,888	42,188
Other expenses	-	4,930	6,407	11,337
Promissory note interest accretion expenses	361,095	-	-	361,095
Reclamation adjustment	(9,972,051)	-	-	(9,972,051)
Depreciation*	(11,751)	-	-	(11,751)
Translation difference**	5,188,598	-	-	5,188,598

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2019 and 2018

Total	54,977,472	3,111,809	289,666	58,378,947
Advance minimum royalty	9,140	34,105	-	43,245
Balance at December 31, 2018	$54,986,612	$3,145,914	$289,666	$58,422,192
Land acquisitions/option payments	-	-	26,486	26,486
Claim staking	-	65,447	131,613	197,060
Legal expenses	-	-	1,401	1,401
Promissory note interest accretion	87,365	-	-	87,365
Depreciation*	(7,332)	-	-	(7,332)
Translation difference**	(1,708,727)	-	-	(1,708,727)
Total	53,357,918	3,211,361	449,166	57,018,445
Advance minimum royalty	1,986	19,865	4,435	26,286
Balance at September 30, 2019	$53,359,904	$3,231,226	$453,601	$57,044,731

*A staff house building with a fair market value of US$187,150 (C$247,843) has been included in the DeLamar property. This building is being depreciated.

**December 31, 2017 closing balance of US$47,298,071 (C$59,335,430), translated to C$ with the December 31, 2018 exchange rate equals to $64,524,028, resulting in a $5,188,598 translation difference; December 31, 2018 closing balance of US$42,825,239 (C$58,422,192), translated to C$ with the September 30, 2019 exchange rate equals to $56,713,465, resulting in a $1,708,727 translation difference.

The following table outlines the exploration and evaluation expense break-down by properties for the year ended December 31, 2018:

December 31, 2018	DeLamar deposit	Florida Mountain deposit	Other deposits	Joint expenses	Total
Contract drilling	$3,861,156	$763,938	$-	$-	$4,625,094
Other drilling labour & related costs	2,482,101	267,723	-	-	2,749,824
Other exploration expenses*	300,622	1,944	-	891,997	1,194,563
Land**	162,186	131,706	-	243,367	537,259
Permitting	-	-	-	7,621	7,621
Metallurgy test work	-	-	-	116,330	116,330
Technical reports and studies	-	-	-	192,193	192,193
Community, safety & other	-	-	-	89,553	89,553
Total	$6,806,065	$1,165,311	$-	$1,541,061	$9,512,437

*Includes mapping, IP, sampling, etc. expenses

**Includes compliance, consulting, property taxes, legal, etc. expenses

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2019 and 2018

The following tables outline the exploration and evaluation expense break-down by properties for the nine-month periods ended September 30, 2019 and 2018:

September 30, 2019	DeLamar deposit	Florida Mountain deposit	Other deposits	Joint expenses	Total
Contract drilling	$2,092,342	$1,495,634	$-	$-	$3,587,976
Other drilling labour & related costs	1,672,214	529,276	11,780	-	2,213,270
Other exploration expenses*	161,060	139,022	187,236	487,165	974,483
Land**	101,499	8,904	17,892	278,319	406,614
Permitting	-	-	-	60,729	60,729
Metallurgy test work	-	-	-	701,015	701,015
Technical reports and studies	-	-	-	730,510	730,510
Community, safety & other	-	-	-	137,789	137,789
Total	$4,027,115	$2,172,836	$216,908	$2,395,527	$8,812,386

*Includes mapping, IP, sampling, etc. expenses

**Includes compliance, consulting, property taxes, legal, etc. expenses

September 30, 2018	DeLamar deposit	Florida Mountain deposit	Other deposits	Joint expenses	Total
Contract drilling	$3,287,045	$759,152	$-	$-	$4,046,197
Other drilling labour & related costs	2,176,957	385,750	-	-	2,562,707
Other exploration expenses*	292,234	1,931	-	101,274	395,439
Land**	132,641	121,425	-	199,548	453,614
Permitting	-	-	-	7,573	7,573
Metallurgy test work	-	-	-	18,307	18,307
Technical reports and studies	-	-	-	126,118	126,118
Community, safety & other	-	-	-	62,505	62,505
Total	$5,888,877	$1,268,258	$-	$515,325	$7,672,460

*Includes mapping, IP, sampling, etc. expenses

**Includes compliance, consulting, property taxes, legal, etc. expenses

RESULTS OF OPERATIONS

THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2019

Net loss for the three-month period ended September 30, 2019 was $5,648,539 and the comprehensive loss $5,453,566, compared to a net income loss of $5,953,455 and a comprehensive loss of $5,807,376 for the same period in 2018. This variance between the comparative periods was driven mostly by compensation expenses, depreciation expenses, corporate development and marketing expenses, and foreign exchange gain (loss).

Overall, operating expenses were higher in the current three-month period mostly due to depreciation, compensation, and corporate development and marketing expenses; other non-operating expenses were lower in the current three-month period, mostly due to the foreign exchange gain versus an exchange loss in the comparative period. The variances between these two periods were primarily due to the following items:

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2019 and 2018
  Compensation and benefits: these expenses amounted to $571,147 in the three-month period ended September 30, 2019 (September 30, 2018 - $295,593). The increase is due to the addition of employees at site administration.
  Corporate development and marketing:  for the three-month period ended September 30, 2019 totaled $256,370 (September 30, 2018 - $165,548), due to increased marketing activity in the current three-month period.
  Office and site administration: the Company incurred $209,125 during the three-month period ended September 30, 2019 (September 30, 2018 - $151,131), mostly due to increased insurance, travel, and IT expenses in the current period.
  Stock-based compensation: the Company incurred $384,731 in stock-based compensation in the three-month period ended September 30, 2019 (September 30, 2018 - $430,112). The variance is due to the vesting and cancelation of stock options granted in 2019, throughout 2018, and during the last quarter of 2017 to new executives, employees, consultants, and directors.
  Other income (expense):  amounted to $207,949 (other expenses) in the three-month period ended September 30, 2019, compared to $849,917 (other expenses) in the comparative period, mostly due to the foreign exchange gain of $38,881 (non-cash item) in 2019 versus an exchange loss of $511,947 in the comparative period.
  Depreciation expenses related to the right-of-use assets amounted to $64,380 in the current three-month period (September 30, 2018 - $Nil) due to the implementation of IFRS 16 Leases as December 31, 2018.

NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2019

Net loss for the nine-month period ended September 30, 2019 was $14,215,249 and the comprehensive loss $14,698,496, compared to a net income loss of $11,549,484 and a comprehensive loss of $11,707,066 for the same period in 2018. This variance between the comparative periods was driven mostly by compensation expenses, depreciation expenses, exploration expenditures, and foreign exchange gain (loss).

Overall, operating expenses were higher in the current nine-month period due to an increase in depreciation expenses, compensation expenses and exploration and development activities  during the nine-month period ended September 30, 2019, compared to the comparative period; other non-operating expenses were higher in the current nine-month period, mostly due to the foreign exchange loss versus a foreign exchange gain in the comparative period. The variances between these two periods were primarily due to the following items:

  Compensation and benefits: these expenses amounted to $1,739,474 in the nine-month period ended September 30, 2019 (September 30, 2018 - $1,288,137). The increase is due to the addition of employees at the head-office and site administration.
  Exploration and evaluation: the Company incurred $8,812,386 in exploration expenses during the current nine-month period ended September 30, 2019 (September 30, 2018 - $7,672,460) , due to increased exploration activity such as drilling and development work in the current period.
  Professional fees: for the nine-month period ended September 30, 2019 totaled $181,494 (September 30, 2018 - $239,772). The fees were lower in the current period mostly due to higher legal fees in 2018. Professional fees include expenses such as legal, audit, accounting, tax, and miscellaneous consulting expenses.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2019 and 2018
  Stock-based compensation: the Company incurred $1,045,271 in stock-based compensation in the nine-month period ended September 30, 2019 (September 30, 2018 - $1,132,118). The variance is due to the vesting of stock options granted in 2019, throughout 2018, and during the last quarter of 2017 to new executives, employees, consultants, and directors.
  Other income (expense): was $928,816 (other expenses) in the nine-month period ended September 30, 2019, compared to $62,709 (other expenses) in the comparative period. The variance is mostly due to the foreign exchange gain of $854,958 (non-cash item) in 2018 compared to a foreign exchange loss of $164,772 (non-cash item) in 2019.
  Depreciation expenses related to the property, plant and equipment amounted to $137,287 in the nine-month period ended September 30, 2019 (September 30, 2018 - $65,492) due to purchase of the new equipment items in the current period.
  Depreciation expenses related to the right-of-use assets amounted to $193,291 in the current nine-month period (September 30, 2018 - $Nil) due to the implementation of IFRS 16 Leases as December 31, 2018.

Net cash used by the Company in operating activities for the nine-month period ended September 30, 2019 was $12,788,419 (September 30, 2018 - $11,274,109).  The variance between these two periods was mostly driven by compensation expenses, exploration expenditures, and foreign exchange gain (loss).

Investing Activities

Net cash used by the Company in investing activities for the nine-month period ended September 30, 2019 was $254,816 (September 30, 2018 - $1,922,131).  Net cash used in investing activities was much higher in the comparative period due to the acquisition of the Florida Mountain Project, purchase of exploration equipment, partially offset by the release of restricted cash.

Financing Activities

Net cash flow from financing activities for the nine-month period ended September 30, 2019 was $12,006,710 (September 30, 2018 - $38,112). In the current nine-month period $12,149,768 was related to the Q3 2019 financing (net of share-issue costs) and $143,058 was related to the capital lease principal payments for the current nine-month period. During the comparative period, the Company received $38,112 from the exercise of brokers warrants.

The Corporation raised net proceeds of approximately $14.4 million in October 2018 via concurrent brokered and non-brokered financings. The table below summarized the expected use of proceeds and the actual use of proceeds:

Item	October 2018 Expected Use of Proceeds (C$M)	Actual Use of Proceeds (C$M)	Variance (C$M)
G&A (Expenditures from January 2019 to June 2019)	$2.1	$2.1	$0.0
Drilling (Core and RC) (Expenditures from November 2018 to June 2019)	$4.5 (13,000m of core and RC drilling)	$4.2 (13,169m of core and RC drilling)	($0.3)

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2019 and 2018

Item	October 2018 Expected Use of Proceeds (C$M)	Actual Use of Proceeds (C$M)	Variance (C$M)
Engineering (NI 43-101 and PEA) (Expenditures from January 2019 to June 2019)	$0.7	$0.8	$0.1
Other (field costs, geology work, land acquisition, site G&A, geophysics, metallurgy, etc.) (Expenditures from December 2018 to June 2019)	$1.6	$2.1	$0.5(1)
Payment to Kinross Gold U.S.A., Inc.	$4.5	$4.5	$0.0(2)
Site Ongoing Environmental Monitoring / Water Treatment (Expenditures from January 2019 to June 2019)	$1.0	$1.0	$0.0
Total	$14.4	$14.7	$0.3

(1) Variance can be explained due to additional exploration work, land acquisitions and unbudgeted items.  The variances have not had an impact on the Corporation's ability to achieve its business objectives and milestones.

(2) The Corporation extended the Kinross Gold U.S.A., Inc. note maturity from May 3, 2019 to November 3, 2019. The Corporation repaid the note with cash on hand prior to this Offering.

The Corporation raised net proceeds of approximately $12.0 million in August 2019 via a non-brokered financing. The table below summarized the expected use of proceeds and the actual use of proceeds:

Item (Expenditures from July 2019 to December 2019) (1)	August 2019 Expected Use of Proceeds (C$M)	Actual Use of Proceeds (C$M) (1)	Variance (C$M)
Corporate G&A	$0	$0	$0
Drilling (Core and RC)	$7.4 (15,000m of core and RC drilling)	$5.6 (12,200m of core and RC drilling)	($1.8)(2)
Other Exploration (magnetics, spectrometry, mapping, travels, etc.)	$0.6	$1.5	$0.9 (3)
Metallurgy and Engineering (NI 43-101 and PEA)	$1.4	$1.9	$0.5 (4)
Other (field costs, geology work, land acquisition, site G&A, geophysics, metallurgy, etc.)	$1.7	$1.6	($0.1)
Site Ongoing Environmental Monitoring / Water treatment	$0.9	$1.5	$0.6 (5)
Total	$12.0	$12.1	$0.1(6)

(1) Actual Use of Proceeds includes actual costs from July to September, and revised estimated costs from October to December.

(2) Variance can be explained due to a lesser amount of meters drilled (12,200m vs. original 15,000m planned).

(3) Variance can be explained by additional exploration work such as geochemistry, mapping, IP and spectrometry.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2019 and 2018

(4) Variance can be explained by additional metallurgical work, additional costs related to the PEA and development related capital items.

(5) Variance can be explained due to unbudgeted items and special projects.

(6) The total variance has not had an impact on the Corporation's ability to achieve its business objectives and milestones.

SUMMARY OF SELECTED QUARTERLY INFORMATION

The following table sets forth selected quarterly financial information for each of the last eight quarters.

Quarter Ending	Revenue ($)	Net Loss ($)	Net Loss Per Share ($)
September 30, 2019	Nil	(5,648,539)	(0.07)
June 30, 2019	Nil	(4,557,202)	(0.06)
March 31, 2019	Nil	(4,009,508)	(0.05)
December 31, 2018	Nil	(3,258,355)	(0.04)
September 30, 2018	Nil	(5,953,455)	(0.11)
June 30, 2018	Nil	(4,013,715)	(0.07)
March 31, 2018	Nil	(1,582,314)	(0.03)
December 31, 2017	Nil	(5,228,543)	(0.26)

Net loss of $5,648,539 for the three-month period ended September 30, 2019 was driven mostly by exploration and development expenses, and head office expenses such as compensation, corporate development and marketing, office expenses, professional fees, and the stock-based compensation expenses, partly offset by the Company's interest and rent income.

Net losses in all 2018 quarters were driven mostly by exploration expenses, accretion expense, and G&A expenses such as compensation, corporate development and marketing, office expenses, professional fees, stock-based compensation, partially off-set by a foreign exchange gain in the first, second and fourth quarters of 2018.

The net loss in the last quarter of 2017 was mostly due to corporate activity expenses such as compensation, corporate development and marketing, office, professional, and stock-based compensation expenses. Expenses were significant in the last quarter of 2017, compared to previous quarters that year, as the Company significantly increased corporate activity in the last three months of 2017 and completed the acquisition of the DeLamar Deposit.

LIQUIDITY AND CAPITAL RESOURCES

The Company does not have a mineral property in production and consequently does not receive revenue from the sale of precious metals. The Company has no operations that generates cash flow.  The Company has financed its operations primarily through the issuance of share capital. The continued operations of the Company are dependent on its ability to complete sufficient public equity financing or generate profitable operations in the future.

The Company had a working capital surplus of $5,924,160 at September 30, 2019 (December 31, 2018 - $7,335,491 working capital surplus). Even though the Company raised gross proceeds of $12.5 million in the third quarter of 2019, there was an overall decrease in working capital as of September 30, 2019 comparing to the year ended December 31, 2018, due to increased drilling, exploration, and corporate general administration expenditures in the current nine-month period ended September 30, 2019. The Company raised gross proceeds of $17 million with its non-brokered and brokered financings in 2018. The $4.5 million promissory note due to Kinross was fully repaid on October 31, 2019.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2019 and 2018

The Company actively manages its liquidity using budgeting based on expected cash flows to ensure there are appropriate funds for meeting short term obligations during the year.

Please also refer to "Subsequent events" section below for further details on the Company's financings subsequent to the quarter's end.

FINANCIAL INSTRUMENTS

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the audited consolidated financial statements for the year ended December 31, 2018, filed on SEDAR at www.sedar.com  and on Integra's website at www.integraresources.com.

PROMISSORY NOTE LIABILITY

Promissory Note

In November 2017, the Company acquired the DeLamar Gold and Silver Deposit for $7.5mm in cash, of which $3.0mm cash was paid at the closing of the transaction and $4.5mm was due 18 months post closing of the acquisition (May 2019). The Company issued a non-interest bearing promissory note in the amount of $4.5mm. Management's estimate of the market interest rate for the debt was 8.5%. The determination of the fair value of the promissory note required management to use judgment, including management's estimate of a market interest rate. 25% of DeLamar's shares were pledged as security for the promissory note and were guaranteed by Integra Holdings U.S. Inc. During the three-month period ended March 31, 2019, the maturity date of the promissory note was extended from May 3, 2019 to November 3, 2019 and the calculation has been adjusted accordingly.

	September 30, 2019	December 31, 2018
Principal amount	$4,500,000	$4,500,000
Discount on promissory note, net of accretion	(34,067)	(122,026)
Carrying value of promissory note payable	$4,465,933	$4,377,974

Subsequent to the quarter's end, the Company repaid its $4.5 million promissory note on October 31, 2019 (Please also refer to "Subsequent events" section below). This payment represents payment in-full for all amounts owing under the Promissory Note and all obligations under the agreement with Kinross USA have been fully performed. As a result, Kinross USA has released its pledge on 25% of the shares of DeLamar Mining Company.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2019 and 2018

COMMITMENTS AND CONTINGENCIES

Net Smelter Return

A portion of the DeLamar Deposit is subject to a 2.5% NSR payable to Kinross. The NSR will be reduced to 1% once Kinross has received a total cumulative royalty payment of $10 million.

Advance Minimum Royalties, Land Access Lease Payments, and Annual Claim Filings

The Company is required to make property rent payments related to its mining lease agreements with landholders, in the form of advance minimum royalties ("AMR"). There are multiple third-party landholders, and the royalty amounts due to each of them over the life of the Project varies with each property. The Company's AMR obligation is expected to amount to approximately US$90,000 (C$119,187) in 2019 (December 31, 2018 - US$31,700 (C$43,245)), of which US$19,850 (C$26,286) has been paid in the current nine-month period ended September 30, 2019. The Company was obligated to pay land access lease payments and IDL rent payments of US$82,232 (C$108,900) in 2019 (December 31, 2018 - US$77,816 (C$106,157)), which was paid in full in the current nine-month period.  The Company's obligation for BML claim fees amounted to US$166,730 (C$220,801) in 2019 (December 31, 2018 - US$87,305 (C$119,101)), which was paid in full in the current nine-month period. The AMR, annual land lease payments, IDL rent payments, and BLM payments are greater in 2019 than in 2018 as the Company significantly increased its land package since acquiring the asset in late 2017.

LEASES - RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Summaries of the changes in right-of-use assets and the capital lease liabilities for the nine-month period ended September 30, 2019 and the year ended December 31, 2018 are included in the Company's unaudited interim condensed consolidated financial statements for the three and nine-month periods ended September 30, 2019 and 2018.

The Company subleased a portion of its head office to three companies and received rent income of $64,500 in the current nine-month period (September 30, 2018 - $Nil). The income is recognized in the statement of operations and comprehensive loss, under the "Rent income - sublease".

Operating Leases

The Company elected not to capitalize its short-term rent agreements (related to its Reno office space and equipment rentals). For the nine-month period ended September 30, 2019, the Company expensed $69,677 (September 30, 2018 - $15,996) related to the short-term office rent agreements ($33,925 - included in  Office and site administration expenses) and its equipment rent agreements ($35,752 - included in  Exploration and evaluation expenses). As September 30, 2019, the Company's short-term lease commitment was $208,990 (December 31, 2018 - $32,252).

OFF-BALANCE SHEET ARRANGEMENTS

At September 30, 2019, the Company had no material off-balance sheet arrangements, such as guaranteed contracts, contingent interest in assets transferred to an entity, derivative instruments or any obligations that may trigger financing, liquidity, market or credit risk to the Company.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2019 and 2018

TRANSACTIONS WITH RELATED PARTIES

Related parties include the Board of Directors and officers and enterprises that are controlled or significantly influenced by these individuals as well as certain consultants performing similar functions.

Related party transactions conducted in the normal course of operations are measured at the exchange value (the amount established and agreed to by the related parties).

As September 30, 2019, $218,111 (December 31, 2018 - $473,970) was owed to related parties, for payroll expenses, consulting fees, and other expenses.  Due from related parties as September 30, 2019 was $10,659 (December 31, 2018 - $40,053) and was recorded in receivables, related to rent and office expenses.

Remuneration attributed to executives and directors for the nine-month periods ended September 30, 2019 and 2018 were as follows:

	September 30, 2019	September 30, 2018
Short-term benefits*	$961,796	$713,939
Associate companies**	(32,962)	(52,346)
Stock-based compensation	736,475	823,205
Total	$1,665,309	$1,484,798

*Short-term employment benefits include salaries and consulting fees for key management.

**Net of payable/receivable/GST due to/from entities for which Integra's directors are executives, mostly related to rent and office expenses.

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company's Board of Directors and corporate officers.

The following tables show the break-down of the short-term benefits attributed to key management and associate companies for the nine-month periods ended September 30, 2019 and 2018.

Nine-month period ended September 30, 2019:

Related Parties	Total
George Salamis, Director, CEO & President	$224,953
Stephen de Jong, Director	90,000
David Awram, Director	27,000
Timo Jauristo, Director	27,000
Anna Ladd-Kruger, Director	27,000
C.L. "Butcher" Otter	1,500
Andree St-Germain, CFO	146,930
Max Baker, VP Exploration	180,935
Timothy Arnold, VP Project Dev.	236,478
Total	$961,796

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2019 and 2018

Nine-month period ended September 30, 2018:

Related Parties	Total
Lisa McCormack, Former Director	$14,892
George Salamis, Director, CEO & President	229,248
Stephen de Jong, Director	90,000
David Awram, Director	17,961
Timo Jauristo, Director	14,092
Andree St-Germain, CFO	153,225
Max Baker, VP Exploration	194,521
Total	$713,939

Associate companies - September 30, 2019	Paid to	Received from	Net total
VRify Technology Inc. (1)	$6,800	$(8,195)	$(1,395)
Contact Gold Corp. (3)	-	(31,567)	(31,567)
Total	$6,800	$(39,762)	$(32,962)

Associate companies - September 30, 2018	Paid to	Received from	Net total
VRify Technology Inc. (1)	$11,382	$(35,950)	$(24,568)
Sandstorm Gold (2)	2,235	-	2,235
Contact Gold Corp. (3)	3,767	(33,780)	(30,013)
Total	$17,384	$(69,731)	$(52,346)

(1) Stephen de Jong, Chairman of the Company, is the CEO of VRify Technology Inc. ("VRify"). The Company paid VRify fees for its virtual reality services. VRify paid the Company rent and office expenses until February 2019.

(2) David Awram, a director of the Company, is a Senior Executive Vice President at Sandstom Gold ("Sandstorm"). The Company sub-rented office space from Sandstorm for the period of August 2017 to January 2018.

(3) George Salamis, president and CEO of the Company, is a director of Contact Gold ("Contact Gold"). Contact Gold paid the Company rent and office expenses.

OUTSTANDING SHARE DATA

The following table outlines the outstanding share data as of the date of this MD&A:

November 29, 2019
Issued and outstanding common shares	97,558,443
Outstanding options to purchase common shares	7,368,500
Issued and outstanding common shares (fully diluted)	104,926,943

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2019 and 2018

SUBSEQUENT EVENTS

   The Company repaid its $4.5 million Promissory Note on October 31, 2019. This payment represents payment in-full for all amounts owing under the Promissory Note and all obligations under the agreement with Kinross USA have been fully performed. As a result, Kinross USA has released its pledge on 25% of the shares of DeLamar.
   The Company announced on November 14, 2019 a $6.6 million private placement of common shares with Coeur Mining (the "Strategic Placement"), at a price of $1.15 per share. The Company issued upon closing on November 25, a total of 5,760,236 common shares. The common shares issued in conjunction with the Strategic Placement are subject to a four month hold period from the date of issue. In connection with the investment, Coeur and Integra also entered into an Investor Rights Agreement.
   The Company announced on November 14, 2019 a $15.0 million public bought deal of common shares with a syndicate of underwriters (the "Public Offering"), at a price of $1.15 per share. The Public Offering was upsized to $22.0 million on November 15. The Company has agreed to grant the Underwriters an over-allotment option to purchase up to an additional 15% of Public Offering common shares under the Public Offering at the issue price, exercisable in whole or in part at any time for a period ending 30 days from the closing of the Public Offering. In the event the over-allotment option is exercised in full, the aggregate gross proceeds of the Public Offering will be approximately $25.3 million. The Company expects to issue 21,999,500 shares in conjunction with the Public Offering, if the over-allotment is exercised in full. The Public Offering is expected to close on or about December 4th, 2019.

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable and are reviewed on an ongoing basis.  Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

Measurement uncertainties are described in the Company's audited consolidated financial statements for the year ended December 31, 2018.

CHANGES IN ACCOUNTING POLICIES

The Company's accounting policies are in accordance with IFRS and described in the Company's audited consolidated financial statements for the year ended December 31, 2018.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties due to the nature of its business. The Company's exploration activities expose it to various financial and operational risks that could have a significant impact on its level of operating cash flows in the future.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2019 and 2018

Readers are advised to study and consider risk factors disclosed in the Company's MD&A dated April 25, 2019 for the fiscal year ended December 31, 2018 and available under the Company's issuer profile on SEDAR at www.sedar.com.

Risks Relating to the PEA

The PEA for the DeLamar Project is an early stage estimate that does not have sufficient certainty to constitute a pre-feasibility study or a feasibility study. Integra has not completed pre-feasibility or feasibility level work and analysis that would allow us to declare proven or probable mineral reserves at the DeLamar Project, and no assurance can be given that we will ever be in a position to declare a proven or probable mineral reserves at the DeLamar Project.  In particular, the PEA for the DeLamar Project contains our estimated capital costs and operating costs which are based on anticipated tonnage and grades of metal to be mined and processed, the expected recovery rates and other factors, none of which has been completed to date to a pre-feasibility study or a feasibility study level. Whether we complete a feasibility study on the DeLamar Project, and thereby delineate proven or probable mineral reserves, depends on a number of factors, including:

  the particular attributes of the deposit (including its size, grade, geological formation and proximity to infrastructure);
  metal prices, which are highly cyclical;
  government regulations (including regulations relating to taxes, royalties, land tenure, land use and permitting); and

environmental protection considerations.

We cannot determine at this time whether any of our estimates will ultimately be correct.

TECHNICAL INFORMATION

The scientific and technical information contained in this MD&A has been reviewed and approved by E. Max Baker (F.AusIMM), Vice President Exploration, and Timothy Arnold (P.E.), Chief Operating Officer, who are a "Qualified Person" ("QP") as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis ("MD&A") contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this MD&A. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements.

In this MD&A, forward-looking statements relate, but are not limited, to: timing of completion of a technical report summarizing the results of the updated PEA; the development, operational and economic results of the PEA, including cash flows, capital expenditures, development costs, extraction rates, life of mine cost estimates; timing of completion of an updated resource estimate; estimation of mineral resources; magnitude or quality of mineral deposits; anticipated advancement of the DeLamar Project mine plan; future operations; future exploration prospects; the completion and timing of future development studies, including a pre-feasibility study; future growth potential of DeLamar and future development plans; statements regarding planned exploration and development programs and expenditures; proposed exploration plans and expected results of exploration from the DeLamar Project; Integra's ability to obtain licenses, permits and regulatory approvals required to implement expected future exploration plans; changes in commodity prices and exchange rates; and currency and interest rate fluctuations.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2019 and 2018

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this MD&A are based upon what management of Integra believes, or believed at the time, to be reasonable assumptions, Integra cannot assure its shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be anticipated, estimated or intended.

Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements.  Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  See the section entitled "Risk Factors" above for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward looking-statements contained herein are made as of the date of this MD&A and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR at www.sedar.com.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2019 and 2018

MANAGEMENT'S RESPONSIBILITY

Management is responsible for all information contained in this MD&A. The unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and include amounts based on management's informed judgments and estimates. The financial and operating information included in this MD&A is consistent with that contained in the unaudited interim condensed consolidated financial statements in all material aspects.

Management maintains internal controls to provide reasonable assurance that financial information is reliable and accurate, and assets are safeguarded.

The Audit Committee has reviewed the unaudited interim condensed consolidated financial statements with management. The Board of Directors has approved these unaudited interim condensed consolidated financial statements on the recommendation of the Audit Committee.

George Salamis

President and CEO

November 29, 2019